UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 001-40441

POST HOLDINGS PARTNERING CORPORATION
(Exact name of registrant as specified in its charter)

2503 S. Hanley Road
St. Louis, Missouri 63144
(314) 644-7600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Units, each consisting of one share of Series A Common Stock and one-third of one redeemable warrant
Series A Common Stock, par value $0.0001 per share
Redeemable warrants, each whole warrant exercisable for one share of Series A Common Stock at an exercise price of $11.50 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Post Holdings Partnering Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Post Holdings Partnering Corporation
Date: June 9, 2023	By:	/s/ Bradly A. Harper
	Name:	Bradly A. Harper
	Title:	Chief Financial Officer